UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Dorad Energy Ltd. Board Approval of the Dorad 2 Project

Ellomay Capital Ltd. (the “Company”), hereby updates that on September 14, 2025, the Dorad Energy Ltd. (“Dorad”), Board of Directors approved the planning and execution of the project to construct an additional turbine on the premises of the current power plant owned by Dorad, referenced in the Company’s filings as the “Dorad 2 Project.” The Dorad Board of Directors also approved additional resolutions in connection with the Dorad 2 Project including a budget until the project achieves financial closing and authorizing Dorad’s management to negotiate an agreement to maintain a production slot with a turbine manufacturer (an agreement that will be subject to an additional approval by the Dorad Board of Directors).

The Company currently indirectly holds 16.875% of Dorad’s share capital through its 50% holdings in Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”). The aforementioned resolution by Dorad’s Board of Directors was preceded by the adoption by Dorad’s shareholders of an amendment to Dorad’s articles of association providing that the project will require the approval of Dorad’s Board of Directors with a majority of 70% of the participating directors.

For more information concerning the Dorad 2 Project and related legal proceedings and concerning the recent acquisition of additional shares in Dorad by Ellomay Luzon Energy and related legal proceedings, see the Form 6-K submitted by the Company to the Securities and Exchange Commission (“SEC”) on September 2, 2025 and Item 4.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, submitted by the Company to the SEC on April 30, 2025.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “will,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including potential outcome of current and future litigation in connection with Dorad’s shares held by Ellomay Luzon Energy and with the Dorad 2 Project, the ability to obtain financing for the Dorad 2 Project on terms acceptable to Dorad, delays in the planning and construction of the Dorad 2 Project, Dorad’s ability to obtain approvals and permits and to procure the equipment required for the construction of the Dorad 2 Project, changes in market conditions, inability to receive required regulatory approvals, the impact of the war and hostilities in Israel, Gaza and Iran, changes in electricity prices and demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

	By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: September 15, 2025

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